FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of April, 2004

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                              Waterford Wedgwood plc

                              (Waterford Wedgwood)

                          New Chief Financial Officer



Waterford Wedgwood plc is pleased to announce that Paul D'Alton is joining the company on May 4 as chief financial officer. He replaces Richard Barnes who, after more than ten years in the role, has decided to step down; he will continue to work with the company on a consultancy basis.



Mr D'Alton was chief financial officer and a member of the Court of Directors at Bank of Ireland. He was previously chief financial officer of Aer Lingus. He is a fellow of the Institute of Chartered Accountants in Ireland, a director of the Irish Takeover Panel, a non-executive director of Bank of Ireland Assurance and non-executive chairman of Aer Arran, the regional airline.



Redmond O'Donoghue, chief executive of Waterford Wedgwood, said: "We are delighted to have attracted a finance director with such a fine track record and with such wide-ranging experience."



Richard Barnes, 55, has been chief financial officer of Waterford Wedgwood since 1991. He will remain a consultant to the company. Additionally, he plans to expand his public service commitments in the West Midlands where he is based.
He has been a director of Advantage West Midlands, the regional development agency, for five years and was recently appointed chairman of the North Staffordshire Regeneration Zone.



"During Richard's tenure, the company has more than doubled in size", said Mr O'Donoghue. "His dedication, commitment and professional acumen made a significant contribution to that growth. We wish him well for the future and look forward to an ongoing relationship."



19 April, 2004


Enquiries:

College Hill Associates (UK/Europe)                   Tel: +44 (0)207 457 2020
Kate Pope
Nick Elwes

Dennehy Associates (Ireland)                          Tel: + 353 (0)1 676 4733
Michael Dennehy




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 19 April 2004